HINDALCO
ADITYA BIRLA GROUP

082-03428

AM/STOEX-GN/07 **JULY 19, 2007**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **30th JUNE, 2007.**

Please acknowledge receipt.

07025597

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

7/31

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.________________

Date________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	30/06/2007	
2	ISIN	INE038A01020	IN9038A01028
3	Face Value	Fully Paid up	Partly Paid up
4	Name of the Company	HINDALCO INDUSTRIES LIMITED	
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030	
6	Correspondence Address	Same as above	
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516	
8	Email address	amalik@adityabirla.com	
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai AND National Stock Exchange of India Limited.	

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*122,71,30,192	100
11	Listed Capital (Exchange-wise) (as per company records)	*122,71,30,192	100

*Includes 23,18,82,222 Partly Paid Up Shares.

NOTE 1. DURING THE QUARTER THE COMPANY ISSUED 675,00,000 SHARES TO PROMOTERS.
NOTE 2. DURING THE QUARTER THE COMPANY ALSO ISSUED 3,61,191 SHARES WHICH WERE PENDING ALLOTMENT DUE TO COURT CASES DURING THE RIGHT ISSUE.

12	Held in demaerialised form in CDSL	9,37,32,326	7.64
13	Held in demaerialised form in NSDL	90,65,02,403	73.87
14	Physical	22,68,95,463	18.49
15	Total No. of shares (12+13+14)	122,71,30,192	
16	Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):	N/A	

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
1. Preferential	675,00,000	Applied	Listed with BSE & NSE	Yes.	N/A.
2. Other **	3,61,191	Applied	Listed with BSE & NSE	Yes.	N/A.

** 3,61,191 Shares were issued during the quarter which were kept in abeyance during the Right Issue due to Court Cases.
*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

MAHESH SONI * Practising Company Secretary * M.NO. FCS 3706 MUMBAI

18 Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)**
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	–	–
Pending for more than 21 Days	–	–

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 ***Appointment of common agency for share registry work***

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
11-Jul-07

ADITYA BIRLA GROUP

SUPPL

19/07/2007.

Bombay Stock Exchange Ltd
Phiroze Jeejjbhoy Towers, 25th Floor
Dalal Steet.
Mumbai-400001
(Stock code – 500440)

Dear Sir

Please be informed that the company has reached an agreement with Alcan Inc. Canada for the sale to Hindalco by Alcan of its participating interest in Utkal Alumina internation Ltd, a joint venture between the company and Alcan Inc.

The copy of the press release issued is attached hererwith.

This is for your information.

Thanking you,

Yours faithfully,

For Hindalco Industries Ltd

Anil Malik
General Manager &
Company Secretary

cc.to:-Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551
Re : Hindalco Industries Limited

home > media > press releases

print this page

PRESS RELEASE

18 July 2007

Hindalco to acquire Alcan stake in Utkal Alumina

Aditya Birla Group's flagship company, Hindalco Industries Limited, India (Hindalco) today announced an agreement reached with Alcan Inc. Canada (Alcan) for the sale to Hindalco by Alcan of its participating interest in the Utkal Alumina Project in Orissa. The transaction is set for closing approximately in the next 30 days time.

The conclusion of the transaction marks the complete exit of Alcan from the Utkal project. Alcan will have no surviving rights or obligations, as Hindalco becomes the 100 per cent owner of the Utkal project.

Hindalco and Alcan will continue to have a cordial business association given that Alcan has ongoing contracts with Novelis. It is also the technology provider to the Utkal alumina project and some other alumina projects of Hindalco.

For more information, contact:
Dr. Pragnya Ram,
Group Executive President,
Corporate Communications,
Aditya Birla Management Corporation Limited
Tel: 91-22-6652 5000 / 2499 5000
Fax: 91-22-6652 5741/ 42
Email: pragnyaram@adityabirla.com

END